# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Butterfly Network, Inc., CIK 0001804176
CUSIP: 124155102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1600 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-21-025987
Filed by CIK 0001448032

## Reporting persons
- Fosun Industrial Co., Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 10,716,630; sole dispositive power 0; shared dispositive power 10,716,630; aggregate amount beneficially owned 10,716,630 (4.7% of the class)
  Comment: Rows 6, 8 and 9: Consists of 10,716,630 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock") of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the "Issuer") held by Fosun Industrial Co., Limited.
  
  Row 11: Calculated based on 226,175,175 shares of Class A Common Stock of the Issuer outstanding as of October 21, 2025 as reported in the Issuer's Form 10-Q filed with the Securities Exchange Commission on October 31, 2025.
- Shanghai Fosun Pharmaceutical (Group) Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 10,716,630; sole dispositive power 0; shared dispositive power 10,716,630; aggregate amount beneficially owned 10,716,630 (4.7% of the class)
  Comment: Rows 6, 8 and 9: Consists of 10,716,630 shares of Class A Common Stock of the Issuer held by Fosun Industrial Co., Limited.
  
  Row 11: Calculated based on 226,175,175 shares of Class A Common Stock of the Issuer outstanding as of October 21, 2025 as reported in the Issuer's Form 10-Q filed with the Securities Exchange Commission on October 31, 2025.

## Item 1. Issuer
Name of issuer: Butterfly Network, Inc.
Address of issuer's principal executive offices: 1600 District Avenue Burlington, MA, 01803

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of (i) Fosun Industrial Co., Limited ("Fosun Industrial") and (ii) Shanghai Fosun Pharmaceutical (Group) Co., Ltd. ("Fosun Pharma"). Fosun Industrial and Fosun Pharma are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

Fosun Industrial is principally engaged in foreign investment, sale and consultancy service of Chinese and western medicine, diagnostic reagent, medical device products and relevant import and export business.

Fosun Pharma is a leading innovation-driven global healthcare company operating in the fields of pharmaceuticals, medical devices & diagnostics, and healthcare services, and further extends its capabilities in pharmaceutical commerce through its associated company.
Address of principal business office or, if none, residence: The address of the principal business office for Fosun Industrial is Room 1917, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong. The address of the principal business office for Fosun Pharma is No. 1289 Yishan Road (Building A, Fosun Technology Park), Shanghai 200233, People's Republic of China ("PRC").
Citizenship:
Fosun Industrial is a company incorporated under the laws of Hong Kong with limited liability. Fosun Industrial is a wholly-owned subsidiary of Fosun Pharma.

Fosun Pharma is a joint stock company incorporated in the PRC with limited liability, the H shares and A shares of which are listed and traded on the Main Board of The Stock Exchange of Hong Kong Limited (the "SEHK") and the Shanghai Stock Exchange, respectively. As of December 31, 2025, Fosun Pharma was a subsidiary of, and was beneficially held as to approximately 36.00% by, Shanghai Fosun High Technology (Group) Co. Ltd. ("Fosun High Technology") and 0.22% by Fosun International Limited ("Fosun International").

As of December 31, 2025, Fosun High Technology was a wholly-owned subsidiary of Fosun International and performed its parent company's business operation in the PRC. Fosun International is a global innovation-driven consumer group which is committed to creating a global happiness ecosystem fulfilling the needs of families worldwide in health, happiness and wealth. Fosun International is a company incorporated in Hong Kong with limited liability, whose shares are listed and traded on the Main Board of the SEHK. As of December 31, 2025, Fosun International was a subsidiary of, and was beneficially held as to approximately 72.50% by, Fosun Holdings Limited ("Fosun Holdings"). Fosun Holdings is an investment holding company. As of December 31, 2025, Fosun Holdings was a wholly-owned subsidiary of Fosun International Holdings Ltd. ("Fosun International Holdings"). Fosun International Holdings is an investment holding company. As of December 31, 2025, Fosun International Holdings was beneficially held as to approximately 85.29% by Guo Guangchang and 14.71% by Wang Qunbin. Guo Guangchang controls Fosun International Holdings and could therefore be deemed the beneficial owner of the securities held by Fosun Industrial.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover pages to this Statement for the aggregate number of shares of Class A Common Stock that are beneficially owned by each Reporting Person as of December 31, 2025.
Percent of class: See Item 11 of the cover pages to this Statement for the percentage of shares of Class A Common Stock that are beneficially owned by each Reporting Person as of December 31, 2025
Sole power to vote or to direct the vote: See Item 5 of the cover pages to this Statement for the number of shares of Class A Common Stock that are beneficially owned by each Reporting Person as of December 31, 2025 as to which there is sole power to vote or direct the vote.
Shared power to vote or to direct the vote: See Item 6 of the cover pages to this Statement for the number of shares of Class A Common Stock that are beneficially owned by each Reporting Person as of December 31, 2025 as to which there is shared power to vote or direct the vote.
Sole power to dispose or to direct the disposition: See Item 7 of the cover pages to this Statement for the number of shares of Class A Common Stock that are beneficially owned by each Reporting Person as of December 31, 2025 as to which there is sole power to dispose or direct the disposition.
Shared power to dispose or to direct the disposition: See Item 8 of the cover pages to this Statement for the number of shares of Class A Common Stock that are beneficially owned by each Reporting Person as of December 31, 2025 as to which there is shared power to dispose or direct the disposition.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement dated February 22, 2021 by and between Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (incorporated by reference to Exhibit 99.1 to that certain Schedule 13G filed on February 22, 2021 by the Reporting Persons with the Securities and Exchange Commission).

## Signatures
- Fosun Industrial Co., Limited: /s/ Xiaohui Guan, Xiaohui Guan/Director (02/05/2026)
- Shanghai Fosun Pharmaceutical (Group) Co., Ltd.: /s/ Yuqing Chen, Yuqing Chen/Chairman and Executive Director (02/05/2026)